SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 26)

PARLUX FRAGRANCES, INC.

(Name of Issuer)

Common Stock, par value $.01

(Title of Class of Securities)

701645103

(CUSIP Number)

Ilia Lekach

3725 S.W. 30th Avenue

Fort Lauderdale, FL 33312

(954) 316-9008

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 12, 2006

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 701645103	SCHEDULE 13D/A	Page 2 of 10 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Ilia Lekach
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

Number of Shares Beneficially Owned by Each Reporting Person With	7 SOLE VOTING POWER

2,648,447
8 SHARED VOTING POWER

-0-
9 SOLE DISPOSITIVE POWER

2,648,447
10 SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,648,447
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

26.2%
14	TYPE OF REPORTING PERSON

IN

CUSIP No. 701645103	SCHEDULE 13D/A	Page 3 of 10 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

IZJD Corp. FEIN 65-1105811
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

State of Florida

Number of Shares Beneficially Owned by Each Reporting Person With	7 SOLE VOTING POWER

410,250
8 SHARED VOTING POWER

-0-
9 SOLE DISPOSITIVE POWER

410,250
10 SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

410,250
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.6%
14	TYPE OF REPORTING PERSON

CO

CUSIP No. 701645103	SCHEDULE 13D/A	Page 4 of 10 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Pacific Investment Group, Inc. FEIN 65-0047690
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

State of Florida

Number of Shares Beneficially Owned by Each Reporting Person With	7 SOLE VOTING POWER

471,397
8 SHARED VOTING POWER

-0-
9 SOLE DISPOSITIVE POWER

471,397
10 SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

471,397
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.3%
14	TYPE OF REPORTING PERSON

CO

CUSIP No. 701645103	SCHEDULE 13D/A	Page 5 of 10 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

PF Acquisition of Florida, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7 SOLE VOTING POWER

-0-
8 SHARED VOTING POWER

-0-
9 SOLE DISPOSITIVE POWER

-0-
10 SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

—
14	TYPE OF REPORTING PERSON

OO

CUSIP No. 701645103	SCHEDULE 13D/A	Page 6 of 10 Pages

This amendment to Schedule 13D (the “Amendment”) is filed as Amendment No. 26 to the Statement on Schedule 13D, dated August 12, 1987 (the “Schedule 13D”), as amended, is being filed on behalf of Ilia Lekach (“Mr. Lekach”) and certain other persons who constitute a group with Mr. Lekach as defined under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

This Amendment is filed on behalf of Ilia Lekach, IZJD Corp., a Florida corporation (“IZJD”), Pacific Investment Group, Inc., a Florida corporation (“Pacific”) and PF Acquisition of Florida, LLC, a Delaware limited liability company (“PF”) (individually, the “Reporting Person” and collectively, the “Reporting Persons”). Mr. Lekach, IZJD, Pacific and PF may be deemed to be acting together in connection with the acquisition and holding of the Common Stock, par value $.01 per share (the “Common Stock”), of Parlux Fragrances, Inc., a Delaware corporation (the “Issuer”). Nothing contained in this Amendment, however, shall be construed as an admission that any of the Reporting Persons is the beneficial owner of the other Reporting Persons’ Common Stock and each Reporting Person expressly disclaims the beneficial ownership of the Common Stock beneficially owned by the other Reporting Persons.

Item 1. Security and Issuer.

This statement relates to the shares of Common Stock, par value $.01 per share (the “Shares”), of the Issuer. The principal executive offices of the Issuer are located at 3725 S.W. 30th Avenue, Ft. Lauderdale, Florida 33312.

Item 2. Identity and Background.

(a) - (c), (f) This statement is being filed jointly by Mr. Lekach, a citizen of the United States residing at 137 Golden Beach Drive, Golden Beach, Florida 33160, IZJD, Pacific and PF, each wholly owned by Mr. Lekach with a business address at 3725 SW 30 Avenue, Ft. Lauderdale, Florida 33312. Mr. Lekach is currently Chairman of the Board and Chief Executive Officer of the Issuer, a company engaged in the creation, design, manufacture, distribution and sale of fragrances and beauty related products, having its principal executive offices at 3725 S.W. 30th Avenue, Ft. Lauderdale, Florida 33312.

(d)-(e) During the last five (5) years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Not applicable.

CUSIP No. 701645103	SCHEDULE 13D/A	Page 7 of 10 Pages

Item 4. Purpose of Transaction.

On July 12, 2006, legal counsel for PF sent a letter to the Special Committee of the Board of Directors of the Issuer on behalf of PF, stating that PF has withdrawn its June 13, 2006 proposal to acquire all of the outstanding Shares of the Issuer not already owned by the Reporting Persons. The complete text of the letter is attached as Exhibit 1 to this Amendment and a press release issued by PF announcing the withdrawal of the proposal is attached as Exhibit 2 to this Amendment.

In connection with the foregoing, and as may be appropriate from time to time depending on the course of discussions with the Issuer or other actions taken by the Issuer, Mr. Lekach will consider the feasibility and advisability of various alternative courses of action with respect to his investment in the Issuer, including, without limitation: (a) the acquisition or disposition by the Reporting Persons of additional Shares; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) changes in the present board of directors or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) other material changes in the Issuer’s business or corporate structure; (g) changes in the Issuer’s articles of incorporation or bylaws or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing any class of the Issuer’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above. The Reporting Persons do not currently have any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of this Item 4 of Schedule 13D.

Mr. Lekach reserves the right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider his position, change his purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of this Item 4 of Schedule 13D) or formulate and implement plans or proposals with respect to any of the foregoing. Except as set forth in this Schedule 13D, no contract, arrangement, relationship or understanding (either oral or written) exists among the Reporting Persons as to the acquisition, disposition, voting or holding of Shares.

Item 5. Interest in Securities of the Issuer.

(a) As of the date of this Report, Mr. Lekach beneficially owned an aggregate of 2,648,447 Shares, which constituted approximately 26.2% of the Shares of Common Stock deemed to be outstanding after giving effect to the issuance of 1,150,000 shares of

CUSIP No. 701645103	SCHEDULE 13D/A	Page 8 of 10 Pages

Common Stock issuable upon exercise of presently exercisable warrants owned by Mr. Lekach. The 2,648,447 Shares of Common Stock beneficially owned by Mr. Lekach consist of: (1) 410,250 Shares beneficially owned by IZJD; (2) 471,397 Shares beneficially owned by Pacific; (3) 616,800 shares owned jointly by Mr. Lekach and his spouse; and (4) 1,150,000 Shares issuable upon exercise of presently exercisable warrants.

(b) Mr. Lekach has the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of the Shares of Common Stock reported as beneficially owned by him in Item 5(a) hereof.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as described in this Schedule 13D/A and in the attached exhibits, there are no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer to which any of the Reporting Persons are a party or are subject.

Item 7. Material to be Filed as Exhibits.

The following document is filed as an exhibit to this Schedule 13D/A:

Exhibit 99.1	Letter to the Special Committee of the Board of Directors of the Issuer dated July 12, 2006.

Exhibit 99.2	Press release dated July 12, 2006.

CUSIP No. 701645103	SCHEDULE 13D/A	Page 9 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 13, 2006	ILIA LEKACH

/s/ Ilia Lekach
Ilia Lekach

IZJD Corp.

	By:	/s/ Ilia Lekach
Ilia Lekach, President

Pacific Investment Group, Inc.

	By:	/s/ Ilia Lekach
Ilia Lekach, President

PF Acquisition of Florida, LLC

	By:	/s/ Ilia Lekach
Ilia Lekach, Managing Member

CUSIP No. 701645103	SCHEDULE 13D/A	Page 10 of 10 Pages

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 99.1	Letter to the Special Committee of the Board of Directors of the Issuer dated July 12, 2006.

Exhibit 99.2	Press release dated July 12, 2006.